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Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Special Value Continuation Fund, LLC
Registration Statement on Form N-2
File Numbers 333-172669; 811-21936

Dear Mr. Minore:

Special Value Continuation Fund, LLC (the “Company” or the “Holding Company”) has today filed initially Pre Effective Amendment No. 3 (“Amendment No. 3”) to its registration statement initially filed on Form N-2 on March 8, 2011 (the “Registration Statement”).  On behalf of the Company, enclosed please find for your convenience copies of Amendment No. 3, together with marked copies of Amendment No. 3 indicating changes to the Registration Statement.

We are forwarding you Amendment No. 3 in response to the comments that you issued to the Company by phone on May 18, 2011 and June 27, 2011 and comments that Kevin Rupert issued to the Company by phone on May 19, 2011.  The comments are set forth below and are followed by the Company’s response.

Registration Statement

1.     Comment:                                      Please confirm whether there was a typo in your response to Comment 4 of your response letter filed on May 13, 2011.

Response:                          The Company revises the last sentence of our response to Comment 4 to read (change in bold type):

“In the context of such analysis and discussion, the Company has determined that the Section 55 look-through relief obtained by New Mountain is applicable to the Company and the Operating Company and that obtaining separate no-action relief is not necessary and is not being requested from the staff.”

2.     Comment:                                      Please consider the Company’s ability to rely on the New Mountain no-action letter if the Company does not continue to own 100% of Special Value Continuation Partners, LP (the “Operating Company”).

Response:                           The Company does not intend to own less than 100% of the common interests of the Operating Company and acknowledges that if it does own less than 100% of the common interests of the Operating Company, there is substantial doubt as to whether the Company would be able to continue to rely on the New Mountain no-action letter.

Prospectus Cover Page

3.     Comment:                                      Please revise the first sentence on the cover page so that the definitions of Holding Company and Operating Company have quotations around them.

Response:                          The Company has revised the disclosure accordingly.

Prospectus Summary — Dividends

4.     Comment:                                      Please confirm that the intended declaration of dividends is part of the Company’s regular cycle and that there will be no return of capital.  If there is a return of capital, please revise disclosure to identify the portion of distributions.

Response:                          The Company confirms that the amount of the intended dividend will be consistent with the Company’s historical practice, as set forth on page 77 of the N-2, of paying dividends on a quarterly basis and no part of the dividend will constitute a return of capital.

Prospectus Summary — Conflicts of Interest

5.     Comment:                                      Please disclose the actual conflict that Wells Fargo Securities LLC, Natixis Bleichroeder LLC and Rabo Securities USA, Inc. have because of the repayment of debt.

Response:                          The Company has revised the disclosure accordingly.

Prospectus Summary — The Offering/Underwriting — Conflicts of Interest

6.     Comment:                                      Please delete the sentence that starts with “Nonetheless, the appointment…” in Prospectus Summary—The Offering—Use of Proceeds.

Response:                          The Company has revised the disclosure accordingly.

Prospectus Summary — Fees and Expenses

7.     Comment:                                      Please delete “We make this conversion because” in Footnote 4 and copy the remainder of the sentence to Footnotes 6 and 7.  Please disclose why the Base Management Fees in the table is listed as 2.5% and the Base Management Fee pursuant to the investment management agreement is 1.5%.

Response:                          The Company has revised the disclosure accordingly.

Prospectus Summary — Description of Shares — Leverage Program

8.     Comment:                                      Please disclose that all material terms of the Credit Agreement and Statement of Preferences are disclosed in the Prospectus.

Response:                          The Company has revised the disclosure accordingly.

Underwriting — Conflicts of Interest

9.     Comment:                                       Please expand disclosure in plain English regarding the difference between “economic benefit” and “beneficial ownership” with respect to the Voting Trust Agreement entered into by affiliates of Wells Fargo Securities, LLC.  Also, please confirm that the Voting Trust Agreement is less than 5% and does not have to be disclosed as an Exhibit to the Registration Statement.

Response:                          The Company has revised the disclosure accordingly.  The Voting Trust Agreement covers less than 5% of the Company’s shares.

Accounting Comments

Senior Securities

10.     Comment:                               Please revise disclosure in Footnote 4 to identify the method of calculation for the Asset Coverage Per Unit with respect to Revolving Facility and Preferred Interests.

Response:                          The Company has revised disclosure accordingly.

Prospectus Summary — Dividends

11.     Comment:                               Please revise heading to “Distributions.”

Response:                          The Company has revised disclosure accordingly.

12.     Comment:                               Please disclose that when distributions are made, the Company will make a good faith effort to identify the amount that is dividends and that which is a return on capital.

Response:                          The Company has revised disclosure accordingly.

13.     Comment:                               If applicable, please clarify disclosure with respect to the $0.30 dividend amount to indicate that the dividend for new shareholders will be less than the dividend for the shareholders prior to the offering.

Response:                          The dividend will be the same for all shareholders.

14.     Comment:                               Please disclose that there is no assurance that the distribution rate will continue in the future.  Also, please disclose whether the distribution is part of a managed distribution policy or whether the distribution is a one time event.

Response:                          The Company has revised disclosure regarding the distribution rate.  The company does not have a managed dividend policy, distributes taxable income quarterly and expects to continue to do so.  The company has revised disclosure accordingly.

15.     Comment:                               Please disclose that shareholders are paying a sales load for their distribution.  If part of the distribution is a return of capital, please indicate that shareholders are paying to get their money back.

Response:                          The Company has revised disclosure to reflect that, since cash is fungible, a portion of the offering price on which a sales load is being paid may include the proposed dividend. As stated in response to Comment 4 above, no part of the distribution will be a return of capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operation — Dividends

16.     Comment:                               Please revise heading to “Distributions.”  Please revise head of column “Dividend Amount Per Share Outstanding” to “Distribution Amount Per Share Outstanding.”  Please disclose that changes in investment focus and expenses may have an effect on distributions going forward.

Response:                          The Company has revised disclosure accordingly.

Fees and Expenses

17.     Comment:                               For “Other Expenses,” please use the higher of the expense estimate based on 2010 and estimate based on experience through March 31, 2011.

Response:                          The Company has revised disclosure and based the estimate on actual 2011 expenses.

18.     Comment:                               In the second sentence of the first paragraph in the section “Fees and Expenses,” delete “Estimated” from annual expenses and note that the annual expenses exclude incentive compensation payable under the investment management agreement.

Response:                          The Company has revised disclosure accordingly.

19.     Comment:                               In Footnote 4 under “Fees and Expenses,” please note that the conversion is made because all your fees and expenses are indirectly borne by your common shareholders.

Response:                          The Company has revised disclosure accordingly.

*     *     *     *

The Holding Company and the Operating Company acknowledge that:

1.                                       the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.                                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.                                       the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to commence its offering promptly following the filing today.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins